EXHIBIT 12

RAYONIER INC. AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

(Thousands of dollars)

	Nine Months Ended September 30,
	2002	2001
	As restated, See Note 2	As restated, See Note 2
Earnings:
Income from continuing operations	$42,048	$49,621
Add:
Income taxes	16,716	22,404
Amortization of capitalized interest	1,946	1,933

	60,710	73,958

Adjustments to earnings for fixed charges:
Interest and other financial charges	45,349	53,806
Interest attributable to rentals	1,225	1,295

	46,574	55,101

Earnings as Adjusted	$107,284	$129,059

Total Fixed Charges Above	$46,574	$55,101

Ratio of Earnings as Adjusted to Total Fixed Charges	2.30	2.34